Exhibit 99.32

Black Mammoth Metals Samples up to 2,610 g/t Silver at West Reveille, NV

BMM: TSX-V

VANCOUVER, BC, Jan. 30, 2026 /CNW/ - Black Mammoth Metals Corporation (TSX-V: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to report assay results from the recently completed rock chip sampling program conducted at its West Reveille Silver property (“Reveille” or the “Property”) situated in the Reveille Mining District, Nye County, Nevada and is located on the western Reveille Mountains. Reveille covers a historic primary silver camp that dates back to the 1870’s with only light modern-day exploration or drilling. The Reveille property consists of 32 unpatented lode claims on lands administered by the Bureau of Land Management (BLM) covering approximately 267 hectares (661 acres).

Exploration work has revealed and confirmed high-grade silver occurrences, accompanied by high lead, zinc, and copper concentrations, as well as elevated pathfinder elements (arsenic up to 1,360 ppm and antimony up to 3,110 ppm) see Figure 1 and Table 1. The strike length of the exposed alteration zone is approximately 2 km. The silver and base metal mineralization appears to be associated with and occurs along the contact zones between younger felsic volcanic rocks (extrusive domes) and older country rock Paleozoic sediments. These contact zones are strongly silicified and exhibit vein textures characterized by quartz veins (see Figure 2). A jasperoid zone discovered in the southwestern part of the Property is of special interest due to its potential for Carlin-type deposits in the pediment area.

The Company sees exploration potential along the mineralized volcanic-Paleozoic contact zones, particularly beneath the pyroclastic cover and in the pediment, and plans several induced polarization (IP) surveys to test the target concepts.

Figure 1 – West Reveille - Geological Interpretation and Recent Reconnaissance Rock Chip Sampling. (CNW Group/Black Mammoth Metals Corp)

Table 1 – West Reveille 2026 Reconnaissance Rock Chip Sampling Results. ALS Chemex Laboratory ME-MS41, Sample Locations are in NAD83 / UTM Zone 11N. (CNW Group/Black Mammoth Metals Corp)

Figure 2 – High-Grade Silver Samples from Silicified Rhyolite and Limestone, as well as Quartz Veins with Copper from the Mine Waste Dump. (CNW Group/Black Mammoth Metals Corp)

Acquisition Terms (in CAD):

Under the terms of the acquisition agreement with VR Resources Ltd. signed in January, 2025 (the “Agreement”), Antelope Creek paid a cash payment of C$100,000 at signing and will own a 100% interest in the West Reveille property and related exploration data package by making a final cash payment of C$25,000 due prior to commencement of a drill program.

The underlying owner of the Property retains a 3% net smelter royalty (NSR) on all claims and within the area of interest. There are no work commitment amounts, finder’s fees or share compensation in connection with the Agreement.

The Company continues to acquire non-core exploration interests in the western US, by purchase or staking.

Quality Assurance/Quality Control:

All sampling was conducted under the supervision of the Company’s project geologists. The samples were taken to the ALS Laboratory (ALS) in Elko, Nevada for preparation; then transferred by ALS to their laboratory to Reno, Nevada for analysis.

The ALS PREP-31 package was utilized for sample preparation. In this package, each sample is crushed to better than 70%, passing 2mm, then a 250-gram riffle split is then taken. This split is pulverized to a target of 85% passing 75microns; and a 30-gram portion of this pulverized split is digested by Aqua Regia. A 41-element suite was run on the samples using the ALS ME-MS 41 multielement package. This method utilizes the Aqua regia digestion followed by low detection ICP-MS (Induced Coupled Plasma) finish. Overlimit elements from this analysis were analyzed by Aqua Regia digestion followed by ME-OG46 ICP-AES (Induced Coupled Plasma). Elements in this group included Ag, Cu, Pb, and Zn.

Gold was analyzed using an Aqua Regia digestion, followed by the Au-ICP 21 method, which is a 30g charge Fire Assay, with an ICP-AES (Induced Coupled Plasma) finish. Gold was also analyzed by Au-GRA21 which is an Aqua Regia digestion followed by a 30g charge Fire Assay, with a gravimetric finish. Silver was analyzed by Aqua Regia digestion, followed by Ag-GRA21 which is 30g charge Fire Assay with a gravimetric finish.

ALS Laboratories have ISO 9001 and 17025 accreditations. Black Mammoth Metals Corp’s QA/QC program includes regular insertion of CRM standards, duplicates and blanks into the sample stream with a stringent review of all results. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	Tom’s Pediment Gold-Silver property, Lander County, NV.
•	Mustang Gold-Silver property, Nye County, NV.
•	Ramsey Silver property, La Paz County, AZ.
•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/January2026/30/c9946.html

%SEDAR: 00022389E

For further information: Black Mammoth Metals Corporation: Phone: 604 347 9101, Email: blackmammothmetals@gmail.com, Website: www.blackmammothmetals.com

CO: Black Mammoth Metals Corp

CNW 09:00e 30-JAN-26